Exhibit 99.3

GASLOG PARTNERS LP

GasLog Partners LP

Unaudited condensed consolidated statements of financial position

As of December 31, 2022 and March 31, 2023

(All amounts expressed in thousands of U.S. Dollars, except unit data)

	Note	December 31, 2022	March 31, 2023
Assets
Non-current assets
Other non-current assets		169	343
Derivative financial instruments—non-current portion	12	1,136	442
Tangible fixed assets	4	1,677,771	1,507,584
Right-of-use assets	5	93,325	153,424
Total non-current assets		1,772,401	1,661,793
Current assets
Trade and other receivables		11,185	18,628
Inventories		2,894	3,018
Due from related parties	3	—	19
Prepayments and other current assets		3,392	3,154
Derivative financial instruments—current portion	12	2,440	2,438
Short-term cash deposits		25,000	57,000
Cash and cash equivalents		198,122	225,618
Total current assets		243,033	309,875
Total assets		2,015,434	1,971,668
Partners’ equity and liabilities
Partners’ equity
Common unitholders (51,687,865 units issued and outstanding as of December 31, 2022 and March 31, 2023)	6	668,953	697,620
General partner (1,080,263 units issued and outstanding as of December 31, 2022 and March 31, 2023)	6	12,608	13,207
Preference unitholders (5,084,984 Series A Preference Units, 3,496,382 Series B Preference Units and 3,061,045 Series C Preference Units issued and outstanding as of December 31, 2022 and March 31, 2023)	6	279,349	279,913
Total partners’ equity		960,910	990,740
Current liabilities
Trade accounts payable		9,300	6,790
Due to related parties	3	2,873	2,690
Other payables and accruals	8	57,266	50,528
Borrowings—current portion	7	90,358	224,199
Lease liabilities—current portion	5	17,433	27,916
Total current liabilities		177,230	312,123
Non-current liabilities
Borrowings—non-current portion	7	831,588	581,390
Lease liabilities—non-current portion	5	45,136	86,858
Other non-current liabilities		570	557
Total non-current liabilities		877,294	668,805
Total partners’ equity and liabilities		2,015,434	1,971,668

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GasLog Partners LP

Unaudited condensed consolidated statements of profit or loss and total comprehensive income

For the three months ended March 31, 2022 and 2023

(All amounts expressed in thousands of U.S. Dollars, except per unit data)

		For the three months ended
	Note	March 31, 2022	March 31, 2023

Revenues	9	85,459	99,069
Voyage expenses and commissions		(1,461)	(1,996)
Vessel operating costs	11	(18,574)	(15,926)
Depreciation	4,5	(21,987)	(22,712)
General and administrative expenses	10	(4,691)	(5,647)
Loss on disposal of vessel	4	—	(1,033)
Impairment loss on vessel	4	—	(142)
Profit from operations		38,746	51,613
Financial costs	13	(8,781)	(17,353)
Financial income		39	2,282
Gain/(loss) on derivatives	13	4,977	(167)
Total other expenses, net		(3,765)	(15,238)
Profit and total comprehensive income for the period		34,981	36,375

Earnings per unit, basic and diluted:	14
Common unit, basic		0.53	0.56
Common unit, diluted		0.52	0.55
General partner unit		0.53	0.56

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GasLog Partners LP

Unaudited condensed consolidated statements of changes in partners’ equity

For the three months ended March 31, 2022 and 2023

(All amounts expressed in thousands of U.S. Dollars, except unit data)

	General partner		Common unitholders		Class B unitholders	Preference unitholders		Total Partners’
	Units	Amounts	Units	Amounts	Units	Units	Amounts	equity

Balance as of January 1, 2022	1,077,494	10,717	51,137,201	579,447	1,660,000	13,616,022	329,334	919,498
Repurchases of preference units	—	(2)	—	(80)	—	(393,763)	(9,920)	(10,002)
Distributions declared	—	(11)	—	(511)	—	—	(7,112)	(7,634)
Share-based compensation, net of accrued distribution	—	5	—	250	—	—	—	255
Partnership’s profit and total comprehensive income (Note 14)	—	578	—	27,413	—	—	6,990	34,981
Balance as of March 31, 2022	1,077,494	11,287	51,137,201	606,519	1,660,000	13,222,259	319,292	937,098

Balance as of January 1, 2023	1,080,263	12,608	51,687,865	668,953	1,245,000	11,642,411	279,349	960,910
Distributions declared (Note 6)	—	(11)	—	(517)	—	—	(6,159)	(6,687)
Share-based compensation, net of accrued distribution	—	3	—	139	—	—	—	142
Partnership’s profit and total comprehensive income (Note 14)	—	607	—	29,045	—	—	6,723	36,375
Balance as of March 31, 2023	1,080,263	13,207	51,687,865	697,620	1,245,000	11,642,411	279,913	990,740

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GasLog Partners LP

Unaudited condensed consolidated statements of cash flows

For the three months ended March 31, 2022 and 2023

(All amounts expressed in thousands of U.S. Dollars)

		For the three months ended
	Note	March 31, 2022	March 31, 2023

Cash flows from operating activities:
Profit for the period		34,981	36,375
Adjustments for:
Depreciation	4,5	21,987	22,712
Impairment loss on vessel	4	—	142
Loss on disposal of vessel	4	—	1,033
Financial costs	13	8,781	17,353
Financial income		(39)	(2,282)
(Gain)/loss on derivatives (excluding realized gain on forward foreign exchange contracts held for trading)	13	(4,977)	171
Share-based compensation	10	260	146
		60,993	75,650
Movements in working capital		(2,370)	(8,879)
Net cash provided by operating activities		58,623	66,771
Cash flows from investing activities:
Proceeds from sale and lease-back	5	—	140,000
Payments for tangible fixed assets additions		(971)	(2,923)
Payments for right-of-use assets		—	(514)
Financial income received		16	1,677
Purchase of short-term cash deposits		—	(44,500)
Maturity of short-term cash deposits		—	12,500
Net cash (used in)/provided by investing activities		(955)	106,240
Cash flows from financing activities:
Borrowings repayments	7	(34,472)	(117,487)
Principal elements of lease payments	5	(2,551)	(2,377)
Interest paid		(12,586)	(19,208)
Repurchases of preference units		(10,002)	—
Payment of offering costs		(20)	—
Distributions paid (including common and preference)	6	(7,634)	(6,687)
Net cash used in financing activities		(67,265)	(145,759)
Effects of exchange rate changes on cash and cash equivalents		—	244
(Decrease)/increase in cash and cash equivalents		(9,597)	27,496
Cash and cash equivalents, beginning of the period		145,530	198,122
Cash and cash equivalents, end of the period		135,933	225,618

Non-cash investing and financing activities:
Capital expenditures included in liabilities at the end of the period		6,686	999
Capital expenditures included in liabilities at the end of the period – Right-of-use assets		—	59
Financing costs included in liabilities at the end of the period		—	41
Non-cash prepayment of lease payments	5	—	11,979
Costs of vessel sale (including commissions) in liabilities at the end of the period		—	2,812

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GasLog Partners LP

Notes to the unaudited condensed consolidated financial statements

For the three months ended March 31, 2022 and 2023

(All amounts expressed in thousands of U.S. Dollars, except unit data)

1. Organization and Operations

GasLog Partners LP (“GasLog Partners” or the “Partnership”) was formed as a limited partnership under the laws of the Marshall Islands on January 23, 2014, as a wholly owned subsidiary of GasLog Ltd. (“GasLog”) for the purpose of initially acquiring the interests in three liquefied natural gas (“LNG”) carriers that were contributed to the Partnership by GasLog in connection with the initial public offering of its common units (the “IPO”).

The Partnership’s principal business is the acquisition and operation of LNG vessels, providing LNG transportation services on a worldwide basis. GasLog LNG Services Ltd. (“GasLog LNG Services” or the “Manager”), a related party and a wholly owned subsidiary of GasLog, incorporated under the laws of Bermuda, provides technical and commercial services to the Partnership. As of March 31, 2023, the Partnership wholly owned 11 LNG vessels and operated three LNG vessels leased back under bareboat charters, including the GasLog Sydney which was sold and leased back in March 2023.

On January 24, 2023, the Partnership’s board of directors received an unsolicited non-binding proposal from GasLog to acquire all of the outstanding common units representing limited partner interests of the Partnership not already beneficially owned by GasLog. On April 6, 2023, the Partnership entered into an Agreement and Plan of Merger (the “Merger Agreement”) with GasLog Partners GP LLC, the general partner of the Partnership, GasLog and Saturn Merger Sub LLC, a wholly owned subsidiary of GasLog (“Merger Sub”). Pursuant to the Merger Agreement, (i) Merger Sub will merge with and into the Partnership, with the Partnership surviving as a direct subsidiary of GasLog, and (ii) GasLog will acquire the outstanding common units of the Partnership not beneficially owned by GasLog for overall consideration of $8.65 per common unit in cash (the “Transaction”), consisting in part of a special distribution by the Partnership of $3.28 per common unit in cash that will be distributed to the Partnership’s unitholders in connection with the closing of the Transaction and the remainder to be paid by GasLog as merger consideration at the closing of the Transaction.

The conflicts committee (the “Conflicts Committee”) of the Partnership’s board of directors, comprised solely of independent directors and advised by its own independent legal and financial advisors, unanimously recommended that the Partnership’s board of directors approve the Merger Agreement and determined that the Transaction was in the best interests of the Partnership and the holders of its common units unaffiliated with GasLog. Acting upon the recommendation and approval of the Conflicts Committee, the Partnership’s board of directors unanimously approved the Merger Agreement and the Transaction and recommended that the common unitholders of the Partnership vote in favor of the Transaction.

The Transaction is expected to close by the end of the third quarter of 2023, subject to approval of the Transaction by holders of a majority of the common units of the Partnership and the satisfaction of certain closing conditions. GasLog has entered into a support agreement with the Partnership committing to vote its common units in favor of the Transaction. Upon closing of the Transaction, the Partnership’s preference units will continue to trade on the New York Stock Exchange.

As of March 31, 2023, GasLog held a 33.2% ownership interest in the Partnership (including 2.0% through its general partner interest). As a result of its 100% ownership of the general partner, and the fact that the general partner elects the majority of the Partnership’s directors in accordance with the Partnership Agreement, GasLog has the ability to control the Partnership’s affairs and policies.

The accompanying unaudited condensed consolidated financial statements include the financial statements of GasLog Partners and its subsidiaries, which are 100% owned by the Partnership. No new subsidiaries were established or acquired in the three months ended March 31, 2023.

2. Basis of Presentation

These unaudited condensed consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”). Certain information and footnote disclosures required by International Financial Reporting Standards (“IFRS”) for a complete set of annual financial statements have been omitted, and, therefore, these unaudited condensed consolidated financial statements should be read in conjunction with the Partnership’s annual consolidated financial statements for the year ended December 31, 2022, filed on an Annual Report on Form 20-F with the Securities Exchange Commission on March 6, 2023.

The unaudited condensed consolidated financial statements have been prepared on the historical cost basis, except for the revaluation of derivative financial instruments. The same accounting policies and methods of computation have been followed in these unaudited condensed consolidated financial statements as applied in the preparation of the Partnership’s consolidated financial statements for the year ended December 31, 2022. On April 27, 2023, the Partnership’s board of directors authorized the unaudited condensed consolidated financial statements for issuance.

The critical accounting judgments and key sources of estimation uncertainty were disclosed in the Partnership’s annual consolidated financial statements for the year ended December 31, 2022 and remain unchanged.

The unaudited condensed consolidated financial statements are expressed in thousands of U.S. Dollars (“USD”), which is the functional currency of the Partnership and each of its subsidiaries because their vessels operate in international shipping markets, in which revenues and expenses are primarily settled in USD and the Partnership’s most significant assets and liabilities are paid for and settled in USD.

As of March 31, 2023, the Partnership’s current assets totaled $309,875 while current liabilities totaled $312,123, resulting in a negative working capital position of $2,248. Current liabilities include an amount of $25,859 of unearned revenue in relation to vessel hires received in advance (which represents a non-cash liability that will be recognized as revenues after March 31, 2023 as the services are rendered). Current liabilities also include $156,249 of current debt (net of fees) related to the loan facility with Credit Suisse AG, Nordea Bank Abp, filial i Norge, Iyo Bank Ltd., Singapore Branch and the Development Bank of Japan, Inc., which matures in February 2024.

In considering going concern, management has reviewed the Partnership’s future cash requirements, covenant compliance and earnings projections. Management believes that the Partnership will be able to meet its liquidity needs and to comply with its banking covenants for at least twelve months from the date of this report and therefore it is appropriate to prepare the financial statements on a going concern basis.

Adoption of new and revised IFRS

(a) Standards and interpretations adopted in the current period

The following standards and amendments relevant to the Partnership were effective in the current period:

In February 2021, the IASB amended IAS 1 Presentation of Financial Statements, IFRS Practice Statement 2 and IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors to improve accounting policy disclosures and help the users of the financial statements to distinguish between changes in accounting estimates and changes in accounting policies. The amendments are effective for annual periods beginning on or after January 1, 2023. These amendments did not have a material impact on the Partnership’s financial statements.

All other IFRS standards and amendments that became effective in the current period are not relevant to the Partnership or are not material with respect to the Partnership’s financial statements.

(b) Standards and amendments in issue not yet adopted

At the date of authorization of these unaudited condensed consolidated financial statements, the following standards and amendments relevant to the Partnership were in issue but not yet effective:

In January 2020, the IASB issued a narrow-scope amendment to IAS 1 Presentation of Financial Statements (as further amended in October 2022) to clarify that liabilities are classified as either current or non-current, depending on the rights that exist at the end of the reporting period. Classification is unaffected by the expectations of the entity or events after the reporting date (for example, the receipt of a waiver or a breach of covenant). The amendment also clarifies what IAS 1 means when it refers to the “settlement” of a liability as the extinguishment of a liability with cash, other economic resources or an entity’s own equity instruments. The amendment will be effective for annual periods beginning on or after January 1, 2024 and should be applied retrospectively in accordance with IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors. Earlier application is permitted. Management anticipates that this amendment will not have a material impact on the Partnership’s financial statements.

The impact of all other IFRS standards and amendments issued but not yet adopted is not expected to be material with respect to the Partnership’s financial statements.

3. Related Party Transactions

The Partnership has the following balances with related parties, which have been included in the unaudited condensed consolidated statements of financial position:

Amounts due from related parties
	December 31, 2022	March 31, 2023
Due from GasLog (a)	—	19
Total	—	19

Amounts due to related parties
	December 31, 2022	March 31, 2023
Due to GasLog LNG Services (b)	1,364	2,690
Due to GasLog (c)	1,509	—
Total	2,873	2,690

(a)	As of March 31, 2023, the balance represents mainly net amounts advanced to GasLog to cover future expenses.

(b)	The balances represent mainly payments made by GasLog LNG Services on behalf of the Partnership.

(c)	As of December 31, 2022, the balance represented mainly payments made by GasLog on behalf of the Partnership.

The main terms of the Partnership’s related party transactions, including the commercial management agreements, administrative services agreement and ship management agreements with GasLog and GasLog LNG Services, have been disclosed in the annual consolidated financial statements for the year ended December 31, 2022. Refer to Note 14 “Related Party Transactions”.

The Partnership had the following transactions with such related parties, which have been included in the unaudited condensed consolidated statements of profit or loss for the three months ended March 31, 2022 and 2023:

			For the three months ended
Company	Details	Account	March 31, 2022	March 31, 2023
GasLog LNG Services	Commercial management fees	General and administrative expenses	1,065	1,229
GasLog	Administrative services fees(i)	General and administrative expenses	2,171	2,249
GasLog LNG Services	Management fees	Vessel operating costs	1,575	1,575
GasLog LNG Services	Other vessel operating costs	Vessel operating costs	5	5
GasLog	Commitment fee under under the revolving credit facility with GasLog	Financial costs	68	—
GasLog	Realized loss on interest rate swaps held for trading (Note 13)	Gain/(loss) on derivatives	869	—

(i)	Effective January 1, 2023, the annual administrative services fee was changed to $643 per vessel, from $579 effective since January 1, 2022.

4. Tangible Fixed Assets

The movement in tangible fixed assets (i.e. vessels and their associated depot spares) is reported in the following table:

	Vessels	Other tangible assets	Total tangible fixed assets
Cost
As of January 1, 2023	2,358,896	5,612	2,364,508
Additions/(write-offs), net	(4,168)	—	(4,168)
Disposal	(203,884)	—	(203,884)
As of March 31, 2023	2,150,844	5,612	2,156,456

Accumulated depreciation and impairment loss
As of January 1, 2023	686,737	—	686,737
Depreciation	15,677	—	15,677
Disposal	(53,542)	—	(53,542)
As of March 31, 2023	648,872	—	648,872

Net book value
As of December 31, 2022	1,672,159	5,612	1,677,771
As of March 31, 2023	1,501,972	5,612	1,507,584

All vessels have been pledged as collateral under the terms of the Partnership’s credit facilities.

On March 30, 2023, GAS-five Ltd. completed the sale and lease-back of the GasLog Sydney with a wholly owned subsidiary of China Development Bank Leasing Co., Ltd. (“CDBL”) (Note 5). All criteria outlined by IFRS 5 Non-current Assets Held for Sale and Discontinued Operations were deemed to have been met and as a result, the carrying amount of the GasLog Sydney ($150,342) was reclassified as “Vessel held for sale” (within current assets) and remeasured at the lower between carrying amount and fair value less costs to sell, resulting in the recognition of an impairment loss of $142 in the three months ended March 31, 2023. Upon completion of the transaction, a loss on disposal of $1,033 was also recognized in profit or loss.

As of March 31, 2023, the Partnership concluded that there were no events or circumstances triggering the existence of potential impairment or reversal of impairment of its vessels.

5. Leases

The movements in right-of-use assets are reported in the following table:

Right-of-Use Assets	Vessels	Vessels’ Equipment	Total
As of January 1, 2023	93,158	167	93,325
Additions, net	67,089	45	67,134
Depreciation	(6,972)	(63)	(7,035)
As of March 31, 2023	153,275	149	153,424

An analysis of the lease liabilities is as follows:

Lease Liabilities
As of January 1, 2023	62,569
Additions, net	54,582
Interest expense on leases (Note 13)	334
Payments	(2,711)
As of March 31, 2023	114,774
Lease liabilities—current portion	27,916
Lease liabilities—non-current portion	86,858
Total	114,774

On March 30, 2023, GasLog Partners completed the sale and lease-back of the GasLog Sydney with a wholly-owned subsidiary of CDBL. The vessel was sold to CDBL for $140,000 and leased back under a bareboat charter for a period of five years with no repurchase option or obligation. This sale and lease-back met the definition of a lease under IFRS 16 Leases, resulting in the recognition of a right-of-use asset of $67,779 and a corresponding lease liability of $55,800.

6. Partners’ Equity

The Partnership’s cash distributions in the three months ended March 31, 2023 are presented in the following table:

Declaration date	Type of units	Distribution per unit	Payment date	Amount paid
January 25, 2023	Common	$0.01	February 9, 2023	528
January 25, 2023	Preference (Series A, B, C)	$0.5390625, $0.5125, $0.53125	March 15, 2023	6,159
			Total	$6,687

Since March 15, 2023, the Series B Preference Units are redeemable, wholly or partially, at our option, while distributions have been accruing based on a floating rate equal to three-month USD London Interbank Offered Rate (“LIBOR”) plus a spread of 5.839% per annum per preference unit.

On April 3, 2023, GasLog Partners issued 108,894 common units in connection with the vesting of 92,805 Restricted Common Units (“RCUs”) and 16,089 Performance Common Units (“PCUs”) under its 2015 Long-Term Incentive Plan (the “2015 Plan”) (Note 16).

7. Borrowings

	December 31, 2022	March 31, 2023
Amounts due within one year	93,964	227,444
Less: unamortized deferred loan issuance costs	(3,606)	(3,245)
Borrowings – current portion	90,358	224,199
Amounts due after one year	837,186	586,219
Less: unamortized deferred loan issuance costs	(5,598)	(4,829)
Borrowings – non-current portion	831,588	581,390
Total	921,946	805,589

The main terms of the credit facilities, including financial covenants, have been disclosed in the annual consolidated financial statements for the year ended December 31, 2022. Refer to Note 7 “Borrowings”.

On March 30, 2023, the outstanding indebtedness of GAS-five Ltd. in the amount of $87,780 was prepaid pursuant to the sale and lease-back agreement entered into with a wholly-owned subsidiary of CDBL (refer to Note 5). The relevant advance of the loan agreement was cancelled and the respective unamortized loan fees of $229 written-off to the consolidated statement of profit or loss.

In the three months ended March 31, 2023, the Partnership repaid $29,707 in accordance with the repayment terms under its credit facilities.

GasLog Partners was in compliance with its financial covenants as of March 31, 2023.

8. Other Payables and Accruals

An analysis of other payables and accruals is as follows:

	December 31, 2022	March 31, 2023
Unearned revenue	30,991	25,859
Accrued off-hire	1,800	1,800
Accrued purchases	4,096	4,696
Accrued interest	12,838	9,555
Other accruals	7,541	8,618
Total	57,266	50,528

9. Revenues

The Partnership has recognized the following amounts relating to revenues:

	For the three months ended
	March 31, 2022	March 31, 2023
Revenues from long-term time charters	49,534	38,213
Revenues from spot time charters	35,925	60,856
Total	85,459	99,069

The Partnership defines long-term time charters as charter party agreements with an initial duration of more than three years (excluding any optional periods), while all charter party agreements of an initial duration of less than (or equal to) three years (excluding any optional periods) are classified as spot time charters. Comparative figures have been retrospectively adjusted to reflect the revised presentation using an initial duration of less than three years (instead of less than five years), disclosed in the annual audited consolidated financial statements for the year ended December 31, 2022. Refer to Note 9 “Revenues”. This resulted in the reclassification of $4,182 from Revenues from spot time charters to Revenues from long-term time charters in the three months ended March 31, 2022.

10. General and Administrative Expenses

An analysis of general and administrative expenses is as follows:

	For the three months ended
	March 31, 2022	March 31, 2023
Administrative services fees (Note 3)	2,171	2,249
Commercial management fees (Note 3)	1,065	1,229
Share-based compensation	260	146
Other expenses	1,195	2,023
Total	4,691	5,647

11. Vessel Operating Costs

An analysis of vessel operating costs is as follows:

	For the three months ended
	March 31, 2022	March 31, 2023
Crew costs	10,350	8,858
Technical maintenance expenses	4,044	3,382
Other operating expenses	4,180	3,686
Total	18,574	15,926

12. Derivative Financial Instruments

The fair value of the Partnership’s derivative assets is as follows:

	December 31, 2022	March 31, 2023
Derivative assets carried at fair value through profit or loss (FVTPL)
Interest rate swaps	3,576	2,773

Forward foreign exchange contracts	—	107
Total	3,576	2,880
Derivative financial instruments, current assets	2,440	2,438
Derivative financial instruments, non-current assets	1,136	442
Total	3,576	2,880

Interest rate swap agreements

The Partnership enters into interest rate swap agreements which convert the floating interest rate exposure into a fixed interest rate in order to economically hedge a portion of the Partnership’s exposure to fluctuations in prevailing market interest rates. Under the interest rate swaps, the counterparty effects quarterly floating-rate payments to the Partnership for the notional amount based on the three-month LIBOR, and the Partnership effects quarterly payments to the counterparty on the notional amount at the respective fixed rates.

Interest rate swaps held for trading

The principal terms of the Partnership’s interest rate swaps held for trading have been disclosed in the annual audited consolidated financial statements for the year ended December 31, 2022. Refer to Note 18 “Derivative Financial Instruments”.

The derivative instruments of the Partnership were not designated as cash flow hedging instruments as of March 31, 2023. The change in the fair value of the interest rate swaps for the three months ended March 31, 2023 amounted to a loss of $803 (a gain of $6,823 for the three months ended March 31, 2022), which was recognized in profit or loss in the period incurred and is included in Gain/(loss) on derivatives. During the three months ended March 31, 2023, the loss of $803 (Note 13) was mainly attributable to changes in the LIBOR yield curve, which was used to calculate the present value of the estimated future cash flows, resulting in a decrease in derivative assets from interest rate swaps held for trading.

Forward foreign exchange contracts

The Partnership uses forward foreign exchange contracts to mitigate foreign exchange transaction exposures in Euros (“EUR”). Under these forward foreign exchange contracts, the bank counterparty will effect fixed payments in EUR to the Partnership and the Partnership will effect fixed payments in USD to the bank counterparty on the respective settlement dates. All forward foreign exchange contracts are considered by management to be part of economic hedge arrangements but have not been formally designated as such.

Forward foreign exchange contracts held for trading

During the three months ended March 31, 2023, the Partnership entered into eleven new forward foreign exchange contracts with HSBC Bank PLC for a total exchange amount of EUR 7,500 with staggered settlement dates throughout 2023, of which ten remain unsettled as of March 31, 2023.

The Partnership’s forward foreign exchange contracts were not designated as cash flow hedging instruments as of March 31, 2023. The change in the fair value of these contracts for the three months ended March 31, 2023 amounted to a net gain of $107 (nil for the three months ended March 31, 2022), which was recognized in profit or loss in the period incurred and is included in Gain/(loss) on derivatives (Note 13).

13. Financial Costs and (Gain)/loss on Derivatives

An analysis of financial costs is as follows:

	For the three months ended
	March 31, 2022	March 31, 2023
Amortization and write-off of deferred loan issuance costs	1,079	1,147
Interest expense on loans	6,905	15,773
Interest expense on leases	411	334
Commitment fees	68	—
Other financial costs including bank commissions	318	99
Total financial costs	8,781	17,353

An analysis of (gain)/loss on derivatives is as follows:

	For the three months ended
	March 31, 2022	March 31, 2023
Unrealized (gain)/loss on interest rate swaps held for trading (Note 12)	(6,823)	803
Realized loss/(gain) on interest rate swaps held for trading	1,846	(525)
Unrealized gain on forward foreign exchange contracts held for trading	—	(107)
Realized gain on forward foreign exchange contracts held for trading	—	(4)
Total (gain)/loss on derivatives	(4,977)	167

14. Earnings per Unit (“EPU”)

The Partnership calculates earnings per unit by allocating reported profit for each period to each class of units based on the distribution policy for available cash stated in the Partnership Agreement.

Basic earnings per unit is determined by dividing profit for the period, after deducting preference unit distributions and adding/ deducting any difference of the carrying amount of preference units above/below the fair value of the consideration paid to settle them, by the weighted average number of units outstanding during the period. Diluted earnings per unit is calculated by dividing the profit of the period attributable to common unitholders by the weighted average number of potential ordinary common units assumed to have been converted into common units, unless such potential ordinary common units have an antidilutive effect.

Earnings per unit is presented for the period in which the units were outstanding, with earnings calculated as follows:

	For the three months ended
	March 31, 2022	March 31, 2023
Profit for the period and Partnership’s profit	34,981	36,375
Adjustment for:
Accrued preference unit distributions	(6,990)	(6,723)
Differences on repurchase of preference units	(82)	—
Partnership’s profit attributable to:	27,909	29,652
Common unitholders	27,333	29,045
General partner	576	607
Weighted average number of units outstanding (basic)
Common units	51,137,201	51,687,865
General partner units	1,077,494	1,080,263
Earnings per unit (basic)
Common unitholders	0.53	0.56
General partner	0.53	0.56
Weighted average number of units outstanding (diluted)
Common units*	53,064,141	53,245,148
General partner units	1,077,494	1,080,263
Earnings per unit (diluted)
Common unitholders	0.52	0.55
General partner	0.53	0.56

* Includes unvested awards with respect to the 2015 Plan and Class B units. After the conversion of the first, second and third tranche of 415,000 Class B units on July 1, 2020, 2021 and 2022, respectively, the remaining 1,245,000 Class B units are due to become eligible for conversion on a one-for-one basis into common units at GasLog’s option in three tranches of 415,000 units per annum on July 1 of 2023, 2024 and 2025.

15. Commitments and Contingencies

Future gross minimum lease payments receivable in relation to non-cancellable time charter agreements for vessels in operation, including vessels under a lease (Note 5) as of March 31, 2023, are as follows (30 off-hire days are assumed when each vessel will undergo scheduled dry-docking; in addition, early redelivery of the vessels by the charterers or any exercise of the charterers’ options to extend the terms of the charters are not accounted for):

Period	March 31, 2023
Not later than one year	252,289
Later than one year and not later than two years	141,604
Later than two years and not later than three years	104,944
Later than three years and not later than four years	55,420
Later than four years and not later than five years	51,142
Later than five years	38,279
Total	$643,678

In September 2017 and July 2018, GasLog LNG Services entered into maintenance agreements with Wartsila Greece S.A. in respect of nine of the Partnership’s LNG carriers. The agreements ensure dynamic maintenance planning, technical support, security of spare parts supply, specialist technical personnel and performance monitoring.

In March 2019, GasLog LNG Services entered into an agreement with Samsung Heavy Industries Co., Ltd. (“Samsung”) in respect of eleven of the Partnership’s LNG carriers. The agreement covers the supply of ballast water management systems on board the vessels by Samsung and associated field, commissioning and engineering services for a firm period of six years. As of March 31, 2023, ballast water management systems had been installed on eight out of the eleven vessels.

Various claims, suits and complaints, including those involving government regulations, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, environmental claims, agents and insurers and from claims with suppliers relating to the operations of the Partnership’s vessels. Currently, management is not aware of any such claims or contingent liabilities requiring disclosure in the consolidated financial statements.

16. Subsequent Events

On April 3, 2023, GasLog Partners issued 108,894 common units in connection with the vesting of 92,805 RCUs and 16,089 PCUs under its 2015 Plan.

On April 6, 2023, the Partnership entered into an Agreement and Plan of Merger (the “Merger Agreement”) with GasLog Partners GP LLC, its General Partner, GasLog and Merger Sub, a wholly owned subsidiary of GasLog (Note 1). Pursuant to the Merger Agreement, GasLog will acquire the outstanding common units of the Partnership not beneficially owned by GasLog for overall consideration of $8.65 per common unit in cash, consisting in part of a special distribution by the Partnership of $3.28 per common unit in cash that will be distributed to the Partnership’s unitholders in connection with the closing of the Transaction and the remainder to be paid by GasLog as merger consideration at the closing of the Transaction. The Transaction is expected to close by the end of the third quarter of 2023, subject to approval of the Transaction by holders of a majority of the common units of the Partnership and the satisfaction of certain closing conditions.

On April 26, 2023, the board of directors of GasLog Partners approved and declared a quarterly cash distribution of $0.01 per common unit for the quarter ended March 31, 2023. The cash distribution is payable on May 11, 2023 to all unitholders of record as of May 8, 2023. The aggregate amount of the declared distribution will be $528 based on the number of units issued and outstanding as of March 31, 2023.